November 14, 2019

Mr. Doug Jones

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Churchill Downs Incorporated
Form 8-K Furnished March 5, 2019
File No. 001-33998

Dear Mr. Jones:

We are in receipt of the letter, dated October 17, 2019, from the staff of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filing by Churchill Downs Incorporated (the “Company”). We are responding to the Staff’s comment as set forth below. For ease of reference, we have also set forth the text of the Staff’s comment prior to our response.

Form 8-K Furnished March 5, 2019

General

1.

We note you completed the acquisition of Midwest Gaming Holdings, LLC on March 5, 2019. Please tell us how you considered Rule 3-05 of Regulation S-X in your determination of whether the financial statements of Midwest Gaming Holdings, LLC were required to be filed.

Response: The Company acknowledges the Staff’s comment and notes that we failed to file an amendment to our March 5, 2019 Form 8-K to provide historical audited financial statements for Midwest Gaming Holdings, LLC (“Midwest Gaming”) and related pro forma financial information, solely due to improper application of the significance tests associated with Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X for an acquired business.

Concurrently with the filing of this letter, we are filing an Amendment No. 1 to the above-referenced March 5, 2019 Current Report on Form 8-K (“Form 8-K/A”), which reflects inclusion of the audited consolidated financial statements of Midwest Gaming and related unaudited pro forma combined financial information in response to the Staff’s comment.

600 NORTH HURSTBOURNE PARKWAY, SUITE 400 • LOUISVILLE, KY 40222 • 502-636-4400 • www.churchilldownsincorporated.com

The Company has also enhanced our disclosure controls and procedures to ensure we appropriately apply the significance tests to determine whether any historical and pro forma financial information for acquired businesses are required.

*    *    *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (502) 636-4837.

Sincerely,

/s/ Marcia A. Dall
Marcia A. Dall
Chief Financial Officer

cc:     Stephen Kim, Securities and Exchange Commission

Brad Blackwell, Churchill Downs Incorporated

Chad Dobson, Churchill Downs Incorporated

Brian Fahrney, Sidley Austin LLP

Mark Rexroat, PricewaterhouseCoopers LLP

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